

03054740


SEC MAIL
RECEIVED
PROCESSING
APR 1 4 2003
WASH. D.C.
207
SECTION

F9 4/17

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amended

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

(A)

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SEC FILE NUMBER
8-53627

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BROADMARK CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 UNIVERSITY ST, STE 2800
(No. and Street)

SEATTLE	WA	98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSEPH L. SCHOCKEN (206) 623-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN P.L.L.C.
(Name – *if individual, state last, first, middle name*)

601 UNION ST, STE 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH L. SCHOCKEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __________, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



BETH L. RHEINSCHMIDT
STATE OF WASHINGTON
NOTARY — • — PUBLIC
MY COMMISSION EXPIRES 5-03-05

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. *
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NOT APPLICABLE)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE.

BROADMARK CAPITAL, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2002

C O N T E N T S

PETERSON SULLIVAN PLLC
601 UNION STREET SUITE 2300 SEATTLE WA 98101 (206) 382-7777 FAX 382-7700
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Broadmark Capital, LLC
Seattle, Washington

We have audited the accompanying statement of financial condition of Broadmark Capital, LLC as of December 31, 2002, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broadmark Capital, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 6 to the financial statements, certain amounts were originally treated as revenue in these financial statements that were actually capital contributions. Accordingly, these financial statements have been restated to correct for this error.

Peterson Sullivan PLLC

January 31, 2003, except for Note 6,
the date of which is March 26, 2003

BROADMARK CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS		
Cash and cash equivalents	$	27,503
Securities, at market value		66,724
Accounts receivable		110,373
Receivable from member		25,333
Prepaid expenses		18,044
Property and equipment, at cost, net of accumulated depreciation of $15,667		53,623
Deposits		28,822
	$	330,422

LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$	20,490
Subordinated note payable to related parties		81,600
		102,090
Member's equity		228,332
	$	330,422

See Notes to Financial Statements

BROADMARK CAPITAL, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2002

Revenues	
Fee income	$ 1,207,427
Interest	55
	1,207,482
Expenses	
Wages	689,149
Professional fees	411,858
Rent	160,311
Regulatory and trading fees	20,311
Payroll taxes and benefits	84,691
Telephone	47,226
Interest	8,206
Travel and entertainment	53,942
Office expense	32,277
Advertising	20,000
Auto expense	26,214
Dues and subscription	4,427
Repair and maintenance	3,502
Postage	8,613
Local taxes	5,238
Education	3,606
Depreciation	12,754
Loss on investments	73,526
Other	16,893
	1,682,744
Net loss	$ (475,262)

See Notes to Financial Statements

BROADMARK CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2002

Balance, December 31, 2001	$	34,975
Contributions		768,619
Withdrawals		(100,000)
Net loss		(475,262)
Balance, December 31, 2002	$	228,332

See Notes to Financial Statements

BROADMARK CAPITAL, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2002

Cash Flows from Operating Activities	
Net loss	$ (475,262)
Adjustments to reconcile net loss to cash flows from operations	
Depreciation	12,754
Loss on securities transactions	73,526
Securities received as fee income	(139,950)
Change in operating assets and liabilities	
Purchase of securities	(300)
Accounts receivable	(80,665)
Receivable from member	(25,333)
Prepaid expenses	(36,040)
Accounts payable	11,094
Payable to related party	(8,645)
Net cash flows from operating activities	(668,821)
Cash Flows from Investing Activities	
Purchase of equipment	(11,040)
Cash Flows from Investing Activities	
Member capital contributions	768,619
Member capital withdrawals	(100,000)
Net cash flows from financing activities	668,619
Decrease in cash	**(11,242)**
Cash and cash equivalents, beginning of year	38,745
Cash and cash equivalents, end of year	$ 27,503

Interest paid on a cash basis was $8,206 in 2002.

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Broadmark Capital, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company has offices in Seattle and New York. The Company received approval to operate as a broker/dealer on March 5, 2002.

The Company's fee income is earned by locating investors for companies and performing other business advisory services. Approximately 39% of fee income was earned from two companies in 2002.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from the estimates that were used.

Cash and Cash Equivalents

Cash and cash equivalents includes cash in banks and money market funds. The Company regularly has deposits in excess of federally insured limits.

Securities

Securities consist of restricted common stock and warrants to purchase common stock in publicly traded companies, and are recorded at market value (as determined by management). One warrant investment represents 31% of the total value securities owned. Securities transactions are recorded on a trade date basis.

Accounts Receivable

The Company uses the allowance method to recognize doubtful accounts receivable. The allowance, as estimated by management, is zero at December 31, 2002. Any amounts that would be written off are charged against the allowance.

Property and Equipment

Depreciation of property and equipment is recognized on the straight-line basis over the estimated lives of the assets.

Advertising

Advertising costs are expensed as incurred.

Income Taxes

The Company is a Limited Liability Company ("LLC") and is taxed as a partnership (not taxed at the reporting level). Instead, the taxable activities of the LLC are passed through to its owner.

Note 2. Receivable from Member

The receivable from member is unsecured, bears no interest, and is expected to be collected within a year.

Note 3. Subordinated Notes Payable to Related Parties

The subordinated notes payable are due to an officer of the Company ($15,000) and the Company's owner ($66,000). The notes are unsecured and bear interest at 10%. They are due on April 30, 2005, and are subordinated to all other claims of creditors. Interest expense incurred on these notes in 2002 was $8,206.

Note 4. Operating Lease

The Company leases two offices under noncancelable operating leases. The following is a schedule of future minimum rental payments required under the leases for the years ending December 31:

2003	$ 175,931
2004	148,291
2005	46,325

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $5,000. At December 31, 2002, the Company had computed net capital of $6,962, which was in excess of the required net capital level by $1,962. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was 2.94 to 1.

Note 6. Restatement

These financial statements have been restated to correct for an error of $58,374 that was originally treated as revenue, but should have been treated as capital contributions. This correction had no effect on net capital at December 31, 2002.

SUPPLEMENTARY INFORMATION

BROADMARK CAPITAL, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2002

COMPUTATION OF NET CAPITAL

Member's equity		$ 228,332
Liabilities subordinated to claims of general creditors		81,600
Deductions		
Unsecured receivables from noncustomers	$ 110,373	
Receivable from member	25,333	
Prepaid expenses	18,044	
Equipment	53,623	
Deposits and other	28,873	(236,246)
Haircuts on security positions		
Common stock and warrants (not actively traded)		(66,724)
Net capital		6,962
Minimum net capital		5,000
Excess net capital		$ 1,962

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable per financial statement	$ 20,490

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Percentage of aggregate indebtedness to net capital	294%
Ratio of aggregate indebtedness to net capital	2.94

Broadmark Capital, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(i).

BROADMARK CAPITAL CORPORATION

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL
December 31, 2002

Balance, December 31, 2001	$	81,600
Loans/Repayments		-
Balance, December 31, 2002	$	81,600

BROADMARK CAPITAL CORPORATION

SCHEDULE III
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2002

Balance, December 31, 2001	$	81,600
Loans/Repayments		-
Balance, December 31, 2002	$	81,600

PETERSON SULLIVAN PLLC
601 UNION STREET SUITE 2300 SEATTLE WA 98101 (206) 382-7777 FAX 382-7700
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Broadmark Capital, LLC
Seattle, Washington

In planning and performing our audit of the financial statements and supplemental schedules of Broadmark Capital, LLC for the year ended December 31, 2002, we considered its internal control, including internal control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures followed by Broadmark Capital, LLC including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Broadmark Capital, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Broadmark Capital, LLC in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Broadmark Capital, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which Broadmark Capital, LLC has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Broadmark Capital, LLC's practices and procedures were adequate at December 31, 2002, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of the Broadmark Capital, LLC management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specific parties.

Peterson Sullivan PLLC

January 31, 2003